Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 34 DATED JUNE 28, 2017
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 28 dated April 17, 2017, supplement no. 29 dated April 17, 2017, supplement no. 30 dated May 17, 2017, supplement no. 31 dated May 17, 2017, supplement no. 32 dated May 24, 2017 and supplement no. 33 dated June 7, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	an update to our offering stage; and

•	the exploration of strategic alternatives by the board of directors and the risks related thereto.
Offering Stage
We currently expect to offer shares of common stock in the primary offering until approximately 90 days (as determined by our Chief Executive Officer) after we have announced that we have raised $650 million in the primary offering or the date the registration statement relating to our proposed follow-on offering is declared effective by the SEC. If we decide to revise the threshold upon which we will terminate the primary offering, we will provide that information in a prospectus supplement.
Investment Strategy
Our board of directors has begun to explore possible strategic alternatives for the company, including but not limited to an extension of the offering stage of the company to raise additional capital and a merger of the company with and into another entity.
Risk Factors
If we consummate a merger or pursue another exit strategy in the near term, stockholders may not receive an amount per share equal to our current offering prices or our estimated net asset value (“NAV”) per share.
Our estimated NAV per share of $9.05, as established by our board of directors on June 6, 2017, did not take into account estimated disposition costs and fees for real estate properties, entity liquidation costs, and debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations.  These fees may be substantial.  Thus, to the extent we consummate a merger or pursue another exit strategy in the near  term, stockholders may not recover their purchase price or the estimated NAV per share due to the impact of these fees and costs.

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